UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69942/July 8, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15335

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In the Matter of

CHINA PROPERTIES DEVELOPMENTS, INC.

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:
:   ORDER MAKING FINDINGS AND
:   REVOKING REGISTRATION BY
:   DEFAULT

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 29, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent China Properties Developments, Inc. (China Properties), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement provided evidence that China Properties was served with the OIP on June 3, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due ten days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). On June 18, 2013, China Properties was ordered to show cause, by June 28, 2013, why the registration of its securities should not be revoked by default. To date, China Properties has not filed an Answer or responded to the Order to Show Cause.

China Properties is in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

China Properties, Central Index Key No. 1174741, is a delinquent Colorado corporation located in Xi'an, People's Republic of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Properties is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $1,760,000 for the prior nine months. As of May 24, 2013, the common stock of China Properties was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, China Properties has failed to maintain a valid address on file for the Commission as required by Commission rules, and therefore failed to receive the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, China Properties has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Properties.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Properties Developments, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge